U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:

Notification of Late Filing

(Check One):

[X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-SAR

For Period Ended: April 30, 2002

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

R-B RUBBER PRODUCTS, INC.

Full Name of Registrant

NOT APPLICABLE

Former Name if Applicable

904 East 10th Avenue,

Address of Principal Executive Office (Street and Number)

McMinnville, Oregon   97128

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended April 30, 2002 (the “Annual Report”) due to the Registrant’s recent change in independent accountants which has delayed the Registrant’s preparation and review of the Annual Report. On July 12, 2002, the Registrant filed an amendment to its Current Report on Form 8-K/A reporting under Item 4 of such report that, on July 10, 2002, the Registrant determined it would no longer engage ArthurAndersen LLP as the Registrant’s independent public accountant and engaged KPMG LLP as the Registrant’s new independent accountants. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant has requested from Arthur Andersen LLP a letter confirming the foregoing statements pursuant to Rule 12b-25(c), but has not yet received such a letter. The Registrant will file such letter by amendment hereto promptly upon receipt thereof. As discussed in the Registrant’s Current Report on Form 8-K/A dated July 12, 2002 the Registrant has sought from Arthur Andersen LLP a letter stating that it has reviewed the Registrant’s disclosures therein and stating certain matters required to be stated by Item 304(a) of Regulation S-B. To date no such letter has been received. Given Andersen’s current circumstances the Registrant does not expect to be able to provide either the letter required by Item 304(a) of Regulation S-B or the letter required by Rule 12b-25(c).

Part IV - Other Information

(1) Name and telephone number of person to contract in regard to this notification.

Paul M. Gilson	503	472-4691
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

R-B RUBBER PRODUCTS, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 25, 2002	By:	/s/ Paul Gilson
Paul Gilson Executive Vice President and General Manager